Exhibit 99.1

200 Bay Street, South Tower Suite 2800 Toronto, ON 647 499 2828 mintz.com

December 5, 2024

Profound Medical Corp.

2400 Skymark Avenue, Unit 6

Mississauga, Ontario

L4W 5K5, Canada

Ladies and Gentlemen:

Re:       Registration Statement on Form F-10

We hereby consent to the references to our firm name in the prospectus filed as part of this registration statement on Form F-10 of Profound Medical Corp. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ “Mintz LLP”

Mintz LLP

BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO TORONTO WASHINGTON MINTZ LLP